Quarterly Report to Shareholders Third quarter ended July 2, 2006

MESSAGE FROM THE PRESIDENT AND CEO

I am pleased to communicate and review our results for the three months ended July 2, 2006. Gildan reported another excellent quarter with record sales and earnings that exceeded our expectations. In addition, we increased our EPS guidance for the fiscal 2006 year.

Gildan reported record third quarter net earnings of U.S. $42.8 million and diluted EPS of U.S. $0.71, up respectively 25.5% and 24.6% from U.S. $34.1 million and U.S. $0.57 per share in the third quarter of fiscal 2005. The increase in net earnings and EPS compared to a year ago was due to continuing strong growth in unit sales volumes and higher gross margins, partially offset by increased selling, general and administrative and depreciation expenses.

Sales in the third quarter amounted to a record U.S. $233.9 million, up 17.6% from U.S. $198.9 million in the third quarter of last year. The increase in sales revenues reflected a 15.6% increase in unit sales volumes and the impact of a higher-valued product-mix, partially offset by an approximate 2.5% reduction in unit selling prices compared to last year. The growth in unit sales was due to continuing market share penetration, combined with 3.7% growth in overall industry unit shipments in the quarter. The Company's ability to fully capitalize on demand for its products in the third quarter continued to be constrained by limitations on production capacity.

Based on the S.T.A.R.S. data for market growth and market shares in the U.S. distributor channel for the calendar quarter ended June 30, 2006, Gildan grew unit volumes in the T-shirt category by 19.2% in the quarter and increased its leading share in this category to 44.5%. We maintained our position as the leading brand in sport shirts with a 32.7% market share, and achieved a 32.3% share in the sweatshirt category, where our volume grew by 15.5%, compared with an overall decline of 4.5% in the industry.

Gross margins in the third quarter were 32.4%, versus 31.6% in the third quarter of 2005. The increase in gross margins was due to more favourable product-mix, increased manufacturing efficiencies and lower cotton costs, partially offset by the impact of the reduction in selling prices as well as higher energy and transportation costs.

Selling, general and administrative expenses in the third quarter were U.S. $22.0 million, or 9.4% of sales, compared to U.S. $19.1 million, or 9.6% of sales, in the third quarter of last year. The increase in selling, general and administrative expenses was due to higher distribution expenses, professional fees for compliance with SOX-404, the impact of the stronger Canadian dollar and a write-down of surplus equipment, combined with the cost of ongoing organizational development to support the Company's growth strategy. The increase of U.S. $2.1 million in depreciation expenses was due to the Company's continuing investments in capacity expansion, in particular the new Dominican Republic textile facility.

Gildan has increased its diluted EPS guidance for the full 2006 fiscal year to approximately U.S. $2.07. The revised full year guidance is up from the Company's most recent guidance of approximately U.S. $2.00 per share, and reflects a projected increase of 33.5% compared with adjusted EPS of U.S. $1.55 in fiscal 2005, before taking account of the prior year special charge.

The further increase in EPS guidance for fiscal 2006 is due to the more favourable than previously anticipated results for the third quarter, and the assumed continuation in the fourth quarter of more favourable manufacturing efficiencies and product-mix, partially offset by the projected continuation of more unfavourable industry pricing. The Company is now projecting diluted EPS of U.S. $0.58 in the fourth quarter, compared with its most recent guidance of U.S. $0.56 per share and up 23.4% from adjusted EPS of U.S. $0.47 in the fourth quarter of fiscal 2005. The updated guidance assumes that the Company's recent acquisition of Kentucky Derby Hosiery Co., Inc., which was completed on July 6, 2006, will be neither accretive nor dilutive to EPS in the fourth quarter of the current fiscal year.

During the third quarter, the Company generated free cash flow (defined as cash flow from operating activities less cash flow from investing activities) of U.S. $33.6 million, including U.S. $5.0 million proceeds from the disposal of the balance of the Canadian yarn-spinning assets held for sale. Inventories decreased by U.S. $25.3 million in the

Quarterly Report to Shareholders Third quarter ended July 2, 2006 third quarter, compared to U.S. $9.3 million in the third quarter a year ago. Capital expenditures in the third quarter, primarily for major capacity expansion projects, amounted to U.S. $17.8 million. During the quarter, Gildan utilized U.S. $17.5 million of its cash and cash equivalents to finance the third scheduled principal repayment of its Senior Notes, and ended the quarter with cash and cash equivalents of U.S. $63.9 million.

Finally, I would like to thank our shareholders for continuing to show their confidence in our plans for our Company and also acknowledge the contributions of our employees who have enabled us to continue to successfully implement these plans and achieve superior results.

Glenn J. Chamandy

President and Chief Executive Officer

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 2, 2006	October 2, 2005	July 3, 2005
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$63,883	$69,802	$30,784
Accounts receivable	133,666	108,646	112,354
Inventories	161,261	134,861	131,803
Prepaid expenses and deposits	6,302	4,394	6,426
Future income taxes	8,575	10,135	9,943
	373,687	327,838	291,310

Fixed assets	292,985	260,615	249,984
Assets held for sale	-	5,027	5,426
Other assets	6,475	4,036	4,928

Total assets	$673,147	$597,516	$551,648

Current liabilities:
Bank indebtedness	$3,980	$3,980	$-
Accounts payable and accrued liabilities	86,579	86,843	81,425
Income taxes payable	3,516	2,206	2,400
Current portion of long-term debt	19,582	19,859	19,724
	113,657	112,888	103,549

Long-term debt	8,977	27,288	24,159
Future income taxes	31,821	31,386	28,373
Non-controlling interest	5,634	5,394	5,548

Shareholders' equity:
Share capital (note 3)	85,791	84,177	83,167
Contributed surplus	2,439	1,596	1,262
Retained earnings	398,580	308,539	279,342
Cumulative translation adjustment	26,248	26,248	26,248
	513,058	420,560	390,019

Total liabilities and shareholders' equity	$673,147	$597,516	$551,648

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$233,945	$198,901	$538,038	$473,179
Cost of sales	158,221	136,091	358,011	328,309

Gross profit	75,724	62,810	180,027	144,870

Selling, general and administrative expenses	21,978	19,134	60,747	53,746
Special charge (note 4)	-	-	-	11,886

	53,746	43,676	119,280	79,238

Depreciation and amortization	8,169	6,043	23,311	18,413
Interest expense, net	759	1,191	2,028	3,691
Non-controlling interest in income of
consolidated joint venture	192	72	240	187

Earnings before income taxes	44,626	36,370	93,701	56,947

Income tax expense (note 5)	1,795	2,223	3,660	101

Net earnings	$42,831	$34,147	$90,041	$56,846

Basic EPS (note 6)	$0.71	$0.57	$1.50	$0.95

Diluted EPS (note 6)	$0.71	$0.57	$1.49	$0.95

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$355,749	$245,195	$308,539	$222,496
Net earnings	42,831	34,147	90,041	56,846

Retained earnings, end of the period	$398,580	$279,342	$398,580	$279,342

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from (used in) operating activities:
Net earnings	$42,831	$34,147	$90,041	$56,846
Adjustments for:
Depreciation and amortization	8,169	6,043	23,311	18,413
Future income taxes	427	1,431	845	(1,943)
Loss on disposal and writedown of fixed assets	833	287	1,175	8,646
Stock-based compensation expense	318	164	843	581
Other	(574)	465	(407)	619
	52,004	42,537	115,808	83,162
Net changes in non-cash working capital balances:
Accounts receivable	(29,333)	(23,863)	(24,077)	(26,552)
Inventories	25,330	9,304	(26,400)	(14,732)
Prepaid expenses and deposits	(2,413)	325	(1,908)	(3,114)
Accounts payable and accrued liabilities	293	7,548	(3,499)	5,437
Income taxes payable	1,240	324	1,225	400
	47,121	36,175	61,149	44,601

Cash flows from (used in) financing activities:
Increase in long-term debt	-	1,139	691	2,420
Repayment of long-term debt	(18,007)	(17,569)	(19,279)	(18,495)
Contribution by non-controlling interest	-	-	-	2,500
Proceeds from the issuance of shares	167	1,310	1,614	4,997
	(17,840)	(15,120)	(16,974)	(8,578)

Cash flows from (used in) investing activities:
Purchase of fixed assets	(17,772)	(23,563)	(53,995)	(66,693)
Proceeds from the disposal of assets held for sale	5,027	2,599	5,027	2,599
(Increase) decrease in other assets	(756)	676	(1,007)	(1,933)
	(13,501)	(20,288)	(49,975)	(66,027)

Effect of exchange rate changes on cash and
cash equivalents	(26)	(26)	(119)	117

Net increase (decrease) in cash and cash equivalents
during the period	15,754	741	(5,919)	(29,887)

Cash and cash equivalents, beginning of period	48,129	30,043	69,802	60,671

Cash and cash equivalents, end of period	$63,883	$30,784	$63,883	$30,784

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (For the period ended July 2, 2006) (Tabular amounts in thousands of U.S. dollars, except per share data) (unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company's revenues and income are subject to seasonal variations. Typically, demand for our product is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season.

Certain comparative figures have been reclassified in order to conform with the current year's presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 2 of its audited consolidated financial statements in the Company's annual report for the year ended October 2, 2005.

3. Share capital:

	July 2, 2006		October 2, 2005		July 3, 2005
			(audited)
	Shares	Book value	Shares	Book Value	Shares	Book Value
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares
Issued and outstanding:
Common shares:
Total outstanding, beginning of period	59,954	$84,177	59,397	$78,170	59,397	$78,170
Shares issued under employee share purchase plan	6	225	10	200	8	140
Shares issued pursuant to exercise of stock options	122	1,389	547	5,807	472	4,857
Total outstanding, end of period	60,082	$85,791	59,954	$84,177	59,877	$83,167

On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All share and per share data reflect the effect of the stock split on a retroactive basis.

The Company obtained approval from the Toronto Stock Exchange to renew its normal course issuer bid, authorizing the Company to purchase up to a maximum of 1,000,000 of its common shares in the open market commencing December 22, 2005 and ending December 21, 2006. As at July 2, 2006, no shares have been repurchased under this plan.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

4. Special charge:

During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $11.9 million before tax, or $7.8 million after tax ($0.13 per share). The components of the special charge were as follows;

Writedown of fixed assets	$7,872
Employee severance	3,688
Other	326
$11,886

A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company's joint venture with Frontier Spinning Mills, Inc. The Company reduced the carrying values of the remaining fixed assets considered to be held for sale to their fair values.

In the fourth quarter of fiscal 2005, the Company realized an after-tax gain of $0.8 million, or $0.01 per share, from the sale of equipment, thereby reducing the cumulative amount of the charge to $10.7 million before tax, or $7.0 million after-tax ($0.12 per share), for the full fiscal year.

During the third quarter of fiscal 2006, the balance of the assets held for sale were sold for proceeds of $5.0 million, which approximated their carrying value.

5. Income taxes:

The income tax expense of $0.1 million for the nine months ended July 3, 2005 included the income tax recovery arising from the special charge of the closure of the Canadian yarn-spinning operations in the second quarter of fiscal 2005. Excluding the impact of the tax recovery due to the closure costs, the tax provision for nine-month period ended July 3, 2005 was $4.2 million, resulting in an effective tax rate of 6.1%.

6. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Nine months ended
	July 2,	July 3,	July 2,	July 3,
	2006	2005	2006	2005

Basic weighted average number of common shares outstanding	60,077	59,816	60,034	59,613
Basic earnings per share	$0.71	$0.57	$1.50	$0.95
Diluted earnings per share:
Basic weighted average number of common shares outstanding	60,077	59,816	60,034	59,613
Dilutive impact of stock options and RSUs	550	454	577	429
Diluted weighted average number of common shares outstanding	60,627	60,270	60,611	60,042
Diluted earnings per share	$0.71	$0.57	$1.49	$0.95

7. Guarantees:

Significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at July 2 2006, the maximum potential liability under these guarantees was $36.9 million of which $3.7 million was surety bonds and $33.2 million was for standby letters of credit and corporate guarantees. The standby letters of credit mature at various dates during 2006, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature upon 30 days notice.

As at July 2, 2006, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations to stand ready to perform in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

8. Financial instruments:

The following table summarizes the Company's commitments to buy and sell foreign currencies as at July 2, 2006 and July 3, 2005:
					Notional U.S.
	Notional amount		Exchange rate	Maturity	equivalent
2006:
Buy contracts:
Foreign exchange contracts	CA$	37,334	0.7997 to 0.8997	July 2006 to September 2006	$ 31,720
		€11,147	1.1991 to 1.2208	July 2006 to June 2007	$ 13,480
Sell contracts:
Foreign exchange contracts		€2,265	1.3495 to 1.3525	July 2006 to September 2006	$ 3,059
		£1,745	1.8396 to 1.8736	July 2006 to September 2006	$ 3,256
2005:
Buy contracts:
Foreign exchange contracts	CA$	47,800	0.7896 to 0.8216	July 2005 to August 2006	$ 38,298
Sell contracts:
Foreign exchange contracts		€15,884	1.3345 to 1.3721	July 2005 to September 2006	$ 21,543
		£6,187	1.8707 to 1.9008	July 2005 to September 2006	$ 11,662

9. Segmented information:

The Company manufactures and sells activewear apparel, and operates in one business segment.

The Company has one customer accounting for greater than 10% of total sales. For the three-month period ended July 2, 2006 and July 3, 2005, this customer accounted for 31.5% and 24.9% of total sales, respectively. For the nine-month period ended July 2, 2006 and July 3, 2005, the customer accounted for 30.3% and 28.7% of total sales, respectively.

Sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	July 2,	July 3,	July 2,	July 3,
	2006	2005	2006	2005
United States	$203,047	$173,062	$470,197	$408,926
Canada	16,429	13,259	38,055	34,514
Europe and other	14,469	12,580	29,786	29,739
	$233,945	$198,901	$538,038	$473,179

Fixed assets by geographic areas are as follows:

	July 2, 2006	October 2, 2005	July 3, 2005
		(audited)
Caribbean basin and Central America	$180,595	$141,029	$132,574
United States	64,146	67,260	64,300
Canada	44,229	47,711	48,427
Mexico	4,015	4,615	4,683
	$292,985	$260,615	$249,984

Quarterly Report to Shareholders Third quarter ended July 2, 2006

10. Other information:

	Three months ended		Nine months ended
	July 2,	July 3,	July 2,	July 3,
	2006	2005	2006	2005
(a) The following items were included in the determination of the Company's net earnings:
Depreciation of fixed assets	$7,913	$5,777	$22,526	$17,749
Interest expense on long-term debt	869	1,198	2,989	3,839
Interest on short-term indebtedness	73	-	205	-
Foreign exchange (gain) loss	(1,171)	1,245	(1,200)	667
Amortization expense of deferred start-up costs	195	105	606	284
Amortization of deferred financing costs and other	61	161	179	380
Investment income	(304)	(79)	(1,223)	(266)

(b) Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$955	$1,075	$3,115	$3,611
Income taxes	111	113	1,382	675

	July 2, 2006	October 2, 2005	July 3, 2005
		(audited)
Non-cash transactions:
Additions to fixed assets included in accounts payable	$2,816	$740	$2,797
Cash and cash equivalents consist of:
Cash balances with banks	$39,096	$38,802	$27,984
Short-term investments	24,787	31,000	2,800
	$63,883	$69,802	$30,784

11. Insurance Receivable

On June 20, 2006, a sewing facility located at San Marcos, Nicaragua was destroyed by a fire. The Company's insurance policies provide coverage for damage to property destroyed, loss of revenues and expenditures to minimize and/or avoid loss of revenues. As at July 2, 2006, the Company recorded an insurance claim receivable of $3.2 million in accounts receivable, equal to the net book value of the fixed assets and inventory destroyed. Any additional recoveries will be recorded as costs are incurred and become determinable.

12. Contingent Liability

In November 2002, one of the Company's Mexican subsidiaries ("Gildan Mexico") received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million, essentially asserting that Canadian-made textiles shipped to Gildan Mexico for sewing processing were not subsequently exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favour. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount from $6.0 million to approximately $7.1 million. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. The Company strongly maintains that the tax assessment is entirely without substance as it has provided proper documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada. The Company is pursuing appropriate administrative and judicial avenues to resolve this matter in its favour. The Company expects to be successful in its efforts to clarify and resolve this matter, and accordingly no provision has been made in the accounts for this exposure.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

13. Subsequent Event

On July 6, 2006, the Company acquired 100% of the equity of Kentucky Derby Hosiery Co., Inc. ("Kentucky Derby"), a hosiery manufacturer based in Hopkinsville, Kentucky. The total purchase price of approximately $19.5 million for the shareholders' equity was paid in cash, except for an approximate $0.5 million that was paid in common shares of the Company. The acquisition is intended to enhance and accelerate the Company's strategy to enter the North American retail channel as a supplier of athletic socks, underwear and activewear.

The Company will account for this acquisition using the purchase method and the results of Kentucky Derby will be consolidated with those of the Company from the date of acquisition. The Company is in the process of finalizing its valuations of the net assets acquired.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint ventures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis (MD&A) of Gildan's consolidated financial condition and results of operations for the three month and nine month periods ended July 2, 2006 compared to the corresponding periods in the previous year. This MD&A has been prepared as of August 2, 2006. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements for the three and nine month periods ended July 2, 2006 and notes thereto, and with our MD&A for the year ended October 2, 2005 (2005 MD&A), which is part of the fiscal 2005 Annual Report.

All financial information contained in this interim MD&A and Gildan's interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 13 of this interim MD&A. The Company's financial results are reconciled to U.S. GAAP at the end of its fiscal year. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 18 to the Company's 2005 Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise noted. The interim consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by its Board of Directors.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-looking Statements" cautionary notice on page 23.

Additional information about Gildan, including our 2005 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

RPORATE OVERVIEW

CORPORATE OVERVIEW

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. We sell T-shirts, sport shirts and sweatshirts in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity.

In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell its products into the mass-market retail channel in North America. Effective July 6, 2006, Gildan completed the acquisition of Kentucky Derby Hosiery, Co., Inc. (Kentucky Derby), a U.S. hosiery manufacturer based in Hopkinsville, Kentucky. This acquisition is intended to enhance and accelerate Gildan's strategy to enter the North American retail channel. Gildan intends to utilize Kentucky Derby's experience and distribution with mass-market retailers to enhance its platform to build the Gildan retail brand in athletic socks, underwear and activewear, while continuing to provide quality products to support and develop Kentucky Derby's private label programs and brand licenses.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

To support our sales in the various markets, we have textile facilities located in Honduras, the Dominican Republic and Canada. The Dominican Republic facility began production in fiscal 2005 and management expects to ramp up this state-of-the-art facility to close to full capacity by the end of fiscal 2006. In conjunction with the continuation of our growth strategy, we are currently constructing two world-scale facilities at our Rio Nance manufacturing complex in Honduras, one for the production of sweatshirts and one for athletic socks.

During the third quarter this fiscal year, consistent with our ongoing strategy to enhance our overall cost structure by maximizing large-scale production of basic T-shirts at our textile manufacturing operations in Honduras and the Dominican Republic, we announced a further reduction of Canadian and U.S. textile manufacturing operations. Operations at the Valleyfield, Quebec and at Bombay, N.Y. facilities will be reduced to a 5-day workweek, starting in August of this year. The Canadian and U.S. textile facilities will continue to manufacture fabric for sweatshirts and sport shirts, as well as for a T-shirt sewing facility in Mexico. Gildan will continue on an ongoing basis to evaluate the role and global competitiveness of its Canadian and U.S. textile manufacturing facilities within its overall capacity planning to support its growth strategy.

All of our sewing facilities are located in Central America, Mexico and the Caribbean Basin. We also utilize third party contractors to complement our vertically-integrated production.

We have a joint-venture company with Frontier Spinning Mills, Inc. (Frontier), called CanAm Yarns, LLC (CanAm) (formerly Cedartown Manufacturing, LLC) that operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our commodity yarn requirements.

We distribute our products in Canada and the U.S. primarily out of company-owned distribution centres, and we use third-party warehouses in Mexico, Europe and Australia to service our international customers.

Our corporate head office is located in Montreal, Canada and we employ over 13,000 full-time employees in our facilities worldwide.

INDUSTRY OVERVIEW

The majority of our current sales consist of T-shirts, sport shirts, and sweatshirts, in "blank" form, to the wholesale imprinted activewear market. "Imprinted" activewear is decorated with a screenprint or embroidered with a logo, design or character before it reaches the customer. Imprinted activewear is either branded or private label. Branded products, which constitute approximately 95% of Gildan's current sales, reach consumers carrying the manufacturer's label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

We believe that growth in the imprinted activewear market has been driven by several trends, such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

Furthermore, the continuation of significant reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, have provided consumers with superior products at lower prices.

The screenprint activewear market is characterized by low fashion risk compared to many other apparel markets, since products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs are not imprinted by manufacturers.

RESULTS OF OPERATIONS

Non-GAAP Financial Measures

The operating results of Gildan include unusual items, which affect the comparability of its results. To measure our performance from one period to the next, without the variations caused by the adjustments of special charges as discussed on page 15, management uses certain measures that are not defined by GAAP, such as: adjusted net earnings and adjusted earnings per share, being net earnings and earnings per share excluding the special charge. Other such measures are free cash flow, total indebtedness and net debt. We use and present such non-GAAP financial measures because we believe such measures provide meaningful information on the Company's financial condition and operating results. However, investors should know that such non-GAAP financial measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures used and presented by other companies. Accordingly, they should not be considered in isolation.

See the tables on pages 21 and 22 for a complete reconciliation of all non-GAAP financial measures used and presented by Gildan to the most directly comparable GAAP financial measures.

Quarterly Results Summary

The table below sets forth selected consolidated financial and other data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	2006			2005				2004
(in $ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	233.9	183.8	120.3	180.7	198.9	165.3	109.0	145.6
Net earnings	42.8	31.0	16.2	29.2	34.1	14.3	8.4	16.8
Net earnings per share
Basic EPS	0.71	0.52	0.27	0.49	0.57	0.24	0.14	0.28
Diluted EPS	0.71	0.51	0.27	0.48	0.57	0.24	0.14	0.28
Total assets	673.1	643.8	609.6	597.5	551.6	525.4	497.5	488.8
Total long-term financial liabilities[1]	46.4	64.8	65.4	64.1	58.1	72.8	73.2	66.0
Average number of shares outstanding (in
thousands)
Basic	60,077	60,054	59,970	59,924	59,816	59,617	59,407	59,270
Diluted	60,627	60,647	60,559	60,414	60,270	60,086	59,770	59,651

1Represents sum of long-term debt, future income taxes and non-controlling interest

The activewear business is seasonal and Gildan has historically experienced quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. The seasonality of specific product lines is consistent with that experienced by other companies in the activewear industry and management anticipates and assumes that this trend will continue in the future, although it is expected to be somewhat mitigated by the Company's product diversification.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

We produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits. This risk is mitigated by the low risk of obsolescence inherent in undecorated apparel.

Sales

Sales of $233.9 million for the three months ended July 2, 2006 grew 17.6% from $198.9 million in the same period last year. This sales growth was driven by a 15.6% increase in unit sales volumes and the impact of a higher-valued product-mix, partially offset by an approximate 2.5% decline in unit selling prices compared to the same period last year. Sales for the nine months ended July 2, 2006 were $538.0 million, up 13.7% from sales of $473.2 in the nine months ended July 3, 2005. The growth in sales reflected an increase of 14.8% in unit sales volumes, partially offset by lower selling prices.

Gildan uses U.S. market growth and share data for the U.S. wholesale distributor channel based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The S.T.A.R.S. data for the calendar quarter ended June 30, 2006 includes information provided by the largest wholesale distributor, which has renewed its participation in the report. In order to calculate year-over-year growth rates S.T.A.R.S. has adjusted comparative data for the June quarter of 2005. However, market share data for last year has not yet been restated by S.T.A.R.S. on a comparable basis.

The table below summarizes the S.T.A.R.S. data for the calendar quarter ended June 30, 2006.

	Q3 2006 vs Q3 2005		Q3 2006
	Unit Growth		Gildan Market
	Industry	Gildan	Share
All Products	3.7%	18.6%	43.6%
T-shirts	4.2%	19.2%	44.5%
Sport shirts	(0.2%)	4.2%	32.7%
Sweatshirts	(4.5%)	15.5%	32.3%

The increase in unit sales was due to continuing market share penetration and 3.7% growth in overall industry unit shipments in the quarter, based on the S.T.A.R.S. report. In the T-shirt category, Gildan grew unit volumes by 19.2% in the quarter and increased its leading share in this category to 44.5%. We maintained our position as the leading brand in sport shirts with a 32.7% market share, and achieved a 32.3% share in the sweatshirt category, where our volume grew by 15.5%, compared with an overall decline of 4.5% for the overall industry in this category.

Gross Margins

Gross margins increased to 32.4% in the third quarter of fiscal 2006 from 31.6% for the same period of fiscal 2005. The gross margin improvement in the third quarter of fiscal 2006 was due to a favourable product-mix combined with gains in manufacturing efficiencies and lower cotton costs. These positive factors were offset in part by the impact of the reduction in selling prices and higher energy and transportation costs compared to last year.

For the first nine months of fiscal 2006 we increased our gross margins to 33.5% compared to 30.6% achieved in the same period last year due to lower cotton costs and gains in manufacturing efficiencies. In addition, the year-to-date margin improvement reflected the impact of the reversal of a prior year reserve of $1.1 million for litigation related to cotton purchase contracts in fiscal 2001, which was resolved in Gildan's favour in the second quarter of this fiscal year. The increase in gross margins for the period

Quarterly Report to Shareholders Third quarter ended July 2, 2006 included the impact of lower net selling prices, increased energy and transportation costs, and the impact of start-up costs for new manufacturing facilities.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the third quarter of fiscal 2006 were $22.0 million, or 9.4% of sales, compared to $19.1 million, or 9.6% of sales, for the third quarter of fiscal 2005. For the nine-month period ended July 2, 2006, SG&A expenses were $60.7 million, or 11.3% of sales, compared to $53.7 million, or 11.4% of sales, for the same period of the prior year. The increase in SG&A expenses compared to last year stemmed primarily from higher volume-driven distribution costs, professional fees for the compliance with the requirements of section 404 of the U.S. Sarbanes Oxley Act of 2002, the impact of the stronger Canadian dollar and a write-down of surplus equipment, combined with the cost of ongoing organizational development to support our growth strategy. In addition, SG&A expenses for the nine-month period ended July 2, 2006 included a severance charge in the first quarter of the year. The year-to-date increase in SG&A expenses was partially offset by an adjustment to the reserve for doubtful accounts in the second quarter of this fiscal year.

Special Charge

During the second quarter of fiscal 2005, we closed our two Canadian yarn-spinning operations and recognized a charge of $11.9 million before tax, or $7.8 million after tax ($0.13 per share). The components of the special charge were as follows:

(in $ millions)
Writedown of fixed assets	7.9
Employee severance	3.7
Other	0.3
11.9

A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by our joint venture with Frontier. We reduced the carrying values of the remaining fixed assets considered to be held for sale to their fair values.

In the fourth quarter of fiscal 2005, we realized an after-tax gain of $0.8 million or $0.01 per share from the sale of equipment, thereby reducing the cumulative amount of the charge for the full fiscal year to $10.7 million before tax, or $7.0 million after-tax ($0.12 per share).

During the third quarter of fiscal 2006, the balance of the assets held for sale were sold for proceeds of $5.0 million, which approximated their carrying value.

Depreciation and Interest Expense

Depreciation expense increased from $6.0 million in the third quarter of fiscal 2005 to $8.2 million in the third quarter of fiscal 2006. For the nine-month period, depreciation expense was $23.3 million in fiscal 2006 compared to $18.4 million in fiscal 2005. These increases in depreciation expense resulted from a higher capital asset base driven by continued capital spending to support capacity expansion, in particular the new Dominican Republic textile facility.

Net interest expense of $0.8 million in the third quarter and $2.0 million in the first nine months of fiscal 2006, reflected declines of $0.4 million and $1.7 million, respectively, compared to the same periods in fiscal 2005. The lower net interest expense resulted from increases in investment income driven by higher average cash balances combined with higher interest rate returns compared to the same periods last year, and the reduction in overall debt following the second scheduled principal repayment made in June of last year on the Company's Senior Notes. The third scheduled principal repayment on the Company's Senior Notes was made on June 12, 2006.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

Income Taxes

The effective income tax rate for the three months ended July 2, 2006 was 4.0% compared to an effective income tax rate of 6.1% for the same period last year. For the nine months ended this fiscal year, the effective income tax rate was 3.9%, down from 6.1% in the nine months ended July 3, 2005, excluding the impact of the closure of our Canadian yarn-spinning operations in March 2005, which yielded a tax recovery of $4.1 million. The decline in the effective income tax rate was due to a higher proportion of our total sales being derived from our international operations and sourced from our offshore textile facilities. Given the proportion of total sales derived from our international operations, we continue to anticipate that the effective tax rate for fiscal 2006 will be approximately 4%.

Net earnings

Net earnings were $42.8 million, or $0.71 per share on a diluted basis, in the third quarter of fiscal 2006, up 25.5% and 24.6%, respectively, compared to net earnings of $34.1 million, or $0.57 per diluted share, in the third quarter of fiscal 2005.

Net earnings for the first nine months of fiscal 2006 were $90.0 million or $1.49 per diluted share compared to net earnings of $56.8 million, or $0.95 per diluted share, in fiscal 2005, reflecting year-over-year increases of 58.4% and 56.8%, respectively. Excluding the impact of a special charge incurred in the second quarter of fiscal 2005 of $7.8 million after tax, or $0.13 per share, relating to the closure and relocation of the Canadian yarn-spinning operations, net earnings and earnings per share on a diluted basis (EPS) for the nine months ended July 2, 2006 grew 39.3% and 38.0% respectively, compared to adjusted net earnings1 of $64.6 million, or $1.08 per share for the same period last year.

The increase in net earnings and EPS was driven by continued strong growth in unit sales volumes and higher gross margins, which more than offset increases in SG&A and depreciation expenses.

Balance Sheet

Accounts receivable increased to $133.7 million in the third quarter of fiscal 2006 from $108.6 million at October 2, 2005 and grew by $21.3 million compared to the third quarter of the prior year in line with the sales growth during these periods. In addition, accounts receivable as at July 2, 2006, included an amount of $3.2 million recorded as an insurance claim receivable relating to a fire that destroyed one of our sewing facilities located at San Marcos, Nicaragua on June 20, 2006. Gildan has implemented plans to replace the production from this facility by increased production from external contractors and other Company-owned sewing plants. Plans are also being implemented to restart operations in the San Marcos area, and we expect to be operating at full production at this location in the first quarter of 2007. Our insurance policies provide coverage for damage to property destroyed, loss of revenues and expenditures to minimize and/or avoid loss of revenues. Consequently, the economic impact to the Company is expected to be negligible. The insurance claim receivable of $3.2 million was equal to the net book value of the fixed assets and the inventory destroyed by the fire. Any additional recoveries will be recorded as costs are incurred and become determinable.

Inventories of $161.3 million were up $26.4 million, or 19.6%, from October 2, 2005 and by $29.5 million, or 22.4%, from the third quarter of fiscal 2005. The increase in inventory from the third quarter of fiscal 2005 was primarily attributable to the 17.6% increase in sales over the prior year. Additionally, year-over-year inventory requirements have increased due to the broadening of our product-line to support greater penetration in sweatshirts, more T-shirt styles and the introduction of underwear, combined with increased geographical coverage requiring more inventory to be allocated to regional warehouses, and the impact of a higher-valued product-mix.

We invested $17.8 million and $54.0 million in fixed assets in the third quarter and the first nine months of fiscal 2006 respectively, primarily for the textile facilities in the Dominican Republic and Honduras. This

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1 See Non-GAAP financial measures on page 13

Quarterly Report to Shareholders Third quarter ended July 2, 2006 compared to capital investments of $23.6 million and $66.7 million in the corresponding periods of fiscal 2005. Prior year capital expenditures were primarily related to the textile facilities in the Dominican Republic and Honduras, the expansion of our yarn-spinning joint venture with Frontier and the expansion of our U.S. distribution centre to prepare for entry into the retail channel.

Liquidity and Capital Resources

In recent years, we have funded our capital expenditure requirements with cash generated from operations. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory and accounts receivable financing and scheduled payments of principal and interest on the Company's Senior Notes.

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. Our need for working capital typically grows during the first two quarters of the fiscal year as inventories are built up for the peak selling period in the third quarter.

For the quarter ended July 2, 2006, cash flow from operating activities amounted to $47.1 million compared with cash flow from operating activities of $36.2 million during the same period last year. Inventories for the quarter decreased by $25.3 million compared to a decline of $9.3 million in the third quarter of fiscal 2005. Including the impact of the $3.2 million insurance receivable, accounts receivable for the quarter increased by $29.3 million, compared to an increase of $23.9 million a year ago, in line with sales growth. For the nine months ended July 2, 2006, cash flow from operating activities of $61.1 million was up $16.5 million compared to the same period last year, mainly due to higher earnings partly offset by higher inventory requirements in the first half of the fiscal year.

Cash flows used in financing activities for the third quarter ended this fiscal year amounted to $17.8 million, consisting primarily of the $17.5 million third scheduled principal repayment on Gildan's Senior Notes and a reduction of long term debt of our joint venture. This compared to cash flows used in financing activities of $15.1 million in the third quarter of fiscal 2005 which consisted of Gildan's second scheduled repayment on its Senior Notes, partly offset by an increase in the long-term debt of our joint venture. During the nine months ended July 2, 2006, cash used in financing activities totaled $17.0 million up from $8.6 million in the same period last year. The debt repayment last year was partially offset by an increase in the long-term debt of our joint venture in 2005, a cash contribution of $2.5 million received in fiscal 2005 from our joint venture partner, as well as higher proceeds from the issuance of shares in fiscal 2005 pursuant to stock option exercises.

Cash flows used in investing activities were $13.5 million for the quarter and $50.0 million for the nine months ended July 2, 2006, compared to cash outflows of $20.3 million and $66.0 million for the same respective periods last year. The lower cash used in investing activities for the quarter and on a year-to-date basis compared to the same periods last year was due to lower capital expenditures and higher proceeds from the disposition of assets held for sale in 2006. During the third quarter this year we disposed of the remaining assets held for sale relating to the closure of the Canadian yarn-spinning operations for proceeds of $5.0 million, resulting in higher proceeds received in 2006 compared to the same period last year. While capital expenditures in fiscal 2006 for the textile facilities in the Dominican Republic and Honduras were up from fiscal 2005, total capital expenditures were higher in fiscal 2005 due to investments for the expansion of our U.S. distribution centre to prepare for entry into the retail channel and for the expansion of our yarn-spinning joint venture with Frontier.

We ended the third quarter of fiscal 2006 with cash and cash equivalents of $63.9 million compared to $30.8 million at the end of the third quarter of fiscal 2005 and $69.8 million at October 2, 2005. At the end of the third fiscal quarter of 2006, as was the case for the end of the same period in 2005, no amounts were drawn under our revolving bank facility. Bank indebtedness included in the interim consolidated financial statements is attributable to our joint venture. Total indebtedness1 at July 2, 2006, which comprises both long-term and short-term debt, amounted to $32.6 million compared to $51.1 million at

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1 See Non-GAAP financial measures on page 13.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

October 2, 2005 and $43.9 million at July 3, 2005. The decline in total indebtedness from July 3, 2005 primarily reflects the third scheduled principal repayment of $17.5 million on our Senior Notes, which was made on June 12, 2006, offset in part by an increase in the long-term debt of our joint venture.

We currently anticipate that capital expenditures for the full fiscal year will amount to approximately $90 million. We believe our cash flow from operating activities together with our unused credit facilities will provide us with sufficient liquidity and capital resources in the foreseeable future to fund our anticipated requirements for working capital and capital expenditures, in addition to the recent acquisition of Kentucky Derby, which was completed on July 6, 2006. The total purchase price of approximately $19.5 million for 100% of the equity of Kentucky Derby was paid in cash, except for an approximate $0.5 million that was paid in common shares of the Company.

Total assets were $673.1 million at July 2, 2006, compared to $597.5 million at October 2, 2005 and $551.6 million at July 3, 2005. Working capital was $260.0 million at the end of the third quarter of fiscal 2006 compared to $214.9 million at October 2, 2005, and $187.8 million at July 3, 2005.

In order to maximize flexibility to finance our ongoing growth and expansion, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by our Board of Directors.

We obtained approval from the Toronto Stock Exchange to renew our normal course issuer bid in order to repurchase up to a maximum of 1,000,000 of our common shares in the open market commencing December 22, 2005 and ending December 21, 2006. This represents less than 2.0% of the total common shares issued and outstanding. As at August 2, 2006, no shares have been repurchased under this plan.

Off-Balance Sheet Arrangements

Operating Leases

Gildan has no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 19 of this interim MD&A. As disclosed in Note 7 to our Interim Consolidated Financial Statements, the Company has issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $33.2 million at July 2, 2006.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, mainly to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly-rated counterparties, normally major European and North American financial institutions. Gildan's exposure to foreign currency fluctuations is described in more detail in the "Risks" section of the 2005 MD&A, which is hereby incorporated by reference.

We do not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months. The following table summarizes Gildan's commitments to buy and sell foreign currencies as at July 2, 2006 and July 3, 2005:

Quarterly Report to Shareholders Third quarter ended July 2, 2006

		Notional			Notional U.S.
(in thousands)		amount	Exchange rate	Maturity	equivalent
2006
Buy contracts:
Foreign exchange contracts	CA$	37,334	0.7997 to 0.8997	July 2006 to September 2006	$31,720
		€11,147	1.1991 to 1.2208	July 2006 to June 2007	$13,480
Sell contracts:
Foreign exchange contracts		€2,265	1.3495 to 1.3525	July 2006 to September 2006	$3,059
		£1,745	1.8396 to 1.8736	July 2006 to September 2006	$3,256

2005
Buy contracts:
Foreign exchange contracts	CA$	47,800	0.7896 to 0.8216	July 2005 to August 2006	$38,298
Sell contracts:
Foreign exchange contracts		€15,884	1.3345 to 1.3721	July 2005 to September 2006	$21,543
		£6,187	1.8707 to 1.9008	July 2005 to September 2006	$11,662

Contractual Obligations

In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company's contractual obligations for the following items as at July 2, 2006:

	Payments Due by Period
(in $ millions)		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Long-term debt	28.5	0.5	21.6	3.3	3.1
Capital lease obligations	1.8	0.5	1.3	-	-
Operating leases	27.9	4.8	7.4	5.0	10.7
Purchase obligations	123.1	95.4	27.7	-	-
Other long-term obligations	51.5	41.9	9.6	-	-
Total Contractual Obligations	232.8	143.1	67.6	8.3	13.8

Management expects that cash flow from the Company's operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2006.

Contingent Liability

In November 2002, one of the Company's Mexican subsidiaries (Gildan Mexico) received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million, essentially asserting that Canadian-made textiles shipped to Gildan Mexico for sewing processing were not subsequently exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favour. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount from $6.0 million to approximately $7.1 million. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. The Company strongly maintains that the tax assessment is entirely without substance as it has provided proper documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada. The Company is pursuing appropriate administrative and judicial avenues to resolve this matter in its favour. The Company expects to be successful in its efforts to clarify and resolve this matter, and accordingly no provision has been made in the accounts for this exposure.

Outlook

We have increased our diluted EPS guidance for the full 2006 fiscal year to approximately $2.07. The revised full year guidance is up from our most recent guidance of approximately $2.00 per share and

Quarterly Report to Shareholders Third quarter ended July 2, 2006 reflects a projected increase of 33.5% compared with adjusted EPS of $1.55 in fiscal 2005, before taking account of the prior year special charge.

The further increase in EPS guidance for fiscal 2006 is due to the more favourable than previously anticipated results for the third quarter, and the assumed continuation in the fourth quarter of more favourable manufacturing efficiencies and product-mix, partially offset by the projected continuation of more unfavourable industry pricing. We are now projecting diluted EPS of $0.58 in the fourth quarter, compared with our most recent guidance of $0.56 per share and up 23.4% from adjusted EPS of $0.47 per share in the fourth quarter of fiscal 2005. The updated guidance assumes that our recent acquisition of Kentucky Derby, which was completed on July 6, 2006, will be neither accretive nor dilutive to EPS in the fourth quarter of the current fiscal year.

We are projecting capital expenditures for fiscal 2006 of approximately $90 million, which we expect to fully finance out of our internally-generated cash flow from operating activities.

We hereby refer to the Forward-Looking Statements cautionary notice on page 23.

CRITICAL ACCOUNTING ESTIMATES

The Company's significant accounting policies are described in Note 2 to the Company's 2005 Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect the Company's results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

Management believes that the accounting estimates relating to the following items are most significant to assist in understanding and evaluating the Company's financial results:

  Sales promotional programs;
  Trade accounts receivable;
  Fixed assets;
  Cotton and yarn procurements; and
  Future income taxes.

For a more detailed discussion of these estimates, readers should review the "Critical Accounting Estimates" section of the 2005 MD&A, which is hereby incorporated by reference.

RISKS

In order to be successful, we must continuously be aware of global changes and risks affecting our markets and competitive environment. The most significant risks we face are as follows:

  Our industry is competitive;
  Our industry is subject to pricing pressures;
  Our operations are subject to environmental regulation;
  We are exposed to concentration of credit risk;
  We rely on a relatively small number of significant customers;
  We are subject to international trade legislation that is becoming increasingly liberalized;
  We currently pay income tax at a comparatively low effective rate, which could change in the future;
  The price of the raw materials we buy may be subject to significant fluctuations and volatility;
  Our operations are subject to political, social and economic risks;
  Our industry is subject to fluctuation in sales demand; and
  We are subject to foreign exchange fluctuation risk.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

For a more detailed discussion of these potential business risks, readers should review the "Risks" section of the 2005 MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.

As part of our growth strategy, we are implementing a major new initiative to sell our products into the mass-market retail channel in North America, in addition to the screenprint market. While we believe we can leverage our business model into the mass-market retail channel, there can be no assurance that we will successfully execute these plans, or that we will achieve the anticipated benefits from the integration of acquisitions.

DISCLOSURE OF OUTSTANDING SHARE DATA

Gildan's common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As of July 31, 2006 there were 60,093,130 common shares issued and outstanding along with 446,847 stock options and 418,500 restricted share units outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each restricted share unit entitles the holder to receive one common share at the end of the vesting period. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use and present Non-GAAP financial measures because we believe such measures provide meaningful information on our performance and operating results. However, investors should be advised that such Non-GAAP financial measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly they should not be considered in isolation.

The following measures included in this interim MD&A do not have standardized meanings under Canadian GAAP:

  Total indebtedness;
  Cash in excess of debt (net debt);
  Free cash flow; and
  All references made to adjusted gross margin, adjusted net earnings and adjusted diluted earnings per share.

The following tables reconcile the Non-GAAP financial measures mentioned in this Interim MD&A to the most directly comparable GAAP measures:

Total Indebtedness / Cash in excess of debt (net debt)

(in $ millions)
	Q3 2006	Q4 2005	Q3 2005
Bank indebtedness	(4.0)	(4.0)	-
Current portion of long-term debt	(19.6)	(19.9)	(19.7)
Long-term debt	(9.0)	(27.2)	(24.2)
Total indebtedness	(32.6)	(51.1)	(43.9)

Cash and cash equivalents	63.9	69.8	30.8
Cash in excess of debt (net debt)	31.3	18.7	(13.1)

Quarterly Report to Shareholders Third quarter ended July 2, 2006

Free cash flow

(in $ millions)
	Q3 2006	Q3 2005	YTD 2006	YTD 2005
Cash flows from operating activities	47.1	36.2	61.1	44.6
Cash flows from investing activities	(13.5)	(20.3)	(50.0)	(66.0)
Free cash flow	33.6	15.9	11.1	(21.4)

Adjusted Consolidated Statement of Earnings and Earnings per Share*

(in $ millions, except per share amounts)
			Q3 2006			YTD 2006
	Q3 2006	Adjustments	Adjusted	YTD 2006	Adjustments	Adjusted
Sales	233.9		233.9	538.0		538.0
Cost of sales	158.2		158.2	358.0		358.0
Gross profit	75.7	-	75.7	180.0	-	180.0
Selling, general and
administrative expenses	22.0		22.0	60.8		60.8
	53.7	-	53.7	119.2	-	119.2
Depreciation and amortization	8.2		8.2	23.3		23.3
Interest expense, net	0.7		0.7	2.0		2.0
Non-controlling interest	0.2		0.2	0.2		0.2
Earnings before income taxes	44.6	-	44.6	93.7	-	93.7
Income taxes	1.8		1.8	3.7		3.7
Net earnings	42.8	-	42.8	90.0	-	90.0

Basic E.P.S.	0.71	-	0.71	1.50	-	1.50
Diluted E.P.S.	0.71	-	0.71	1.49	-	1.49

(in $ millions, except per share amounts)

			Q3 2005			YTD 2005
	Q3 2005	Adjustments	Adjusted	YTD 2005	Adjustments	Adjusted
Sales	198.9		198.9	473.2		473.2
Cost of sales	136.1		136.1	328.3		328.3
Gross profit	62.8	-	62.8	144.9	-	144.9
Selling, general and
administrative expenses	19.2		19.2	53.8		53.8
Special charge (1)	0.0	-	0.0	11.9	(11.9)	-
	43.6	-	43.6	79.2	11.9	91.1
Depreciation and amortization	6.0		6.0	18.4		18.4
Interest expense, net	1.2		1.2	3.7		3.7
Non-controlling interest	0.1		0.1	0.2		0.2
Earnings before income taxes	36.3	-	36.3	56.9	11.9	68.8
Income taxes	2.2	-	2.2	0.1	4.1	4.2
Net earnings	34.1	-	34.1	56.8	7.8	64.6

Basic E.P.S.	0.57	-	0.57	0.95	0.13	1.08
Diluted E.P.S.	0.57	-	0.57	0.95	0.13	1.08

* Certain minor rounding variances exist between the financial statements and this summary

(1) Adjustment to remove the special charge relating to the closure of the Canadian yarn-spinning facilities and the income tax effect thereon. See page 15.

Quarterly Report to Shareholders Third quarter ended July 2, 2006

FORWARD-LOOKING STATEMENTS

Certain statements included in this interim MD&A may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks" section of the 2005 MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document. The forward-looking information on this interim MD&A describes our expectations as at August 2, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  changes in customer demand for our products and our ability to maintain customer relationships and grow our business;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  changes in accounting policies; and

  disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or nonrecurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

August 2, 2006